April 19, 2024

Office of Life Sciences
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Tamika N. Sheppard

Re:	Aquestive Therapeutics, Inc. Acceleration Request for Registration Statement on Form S-3 File No. 333-278498

Dear Ms. Sheppard,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Aquestive Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to April 23, 2024, at 9:00 a.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Dechert LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Dechert LLP, by calling Anna Tomczyk at (212) 641-5626.

If you have any questions regarding this request, please contact Anna Tomczyk of Dechert LLP at (212) 641-5626.

Sincerely,

AQUESTIVE THERAPEUTICS, INC.

/s/ Lori J. Braender
Lori J. Braender Senior Vice President, General Counsel, Chief Compliance Officer & Corporate Secretary

cc:	David S. Rosenthal, Dechert LLP Anna Tomczyk, Dechert LLP